ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20070075885-22 Filing Date and Time 02/02/2007 11:42 AM Entity Number C29975-2002

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

The Resourcing Solutions Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article Three: The Corporation is authorized to issue 2,200,000,000 shares of capital stock, consisting of 2,000,000,000 shares of Common Stock, par value $0.001 and 200,000,000 shares of Preferred Stock, par value $0.001. The Board of Directors may issue any of its capital stock from time to time for such consideration as it shall deem adequate. The Board of Directors is authorized to provide for the issuance of Common Stock or Preferred Stock in one or more classes or series and may determine and state the designations, preferences, limitations, terms and rights associated with each class or series, without additional shareholder approval. The Board of Directors is authorized to decrease the number of issued and outstanding shares of a class or series held by each shareholder at the effective date and time of the change without correspondingly decreasing the number of authorized shares of the same class or series pursuant to NRS 78.2055. The Corporation elects not to be subject to the provisions of NRS 78.378 through 78.3793, inclusive, and the provisions of NRS 78.411 through 78.444, inclusive, as the same may be amended from time to time.
The designation, preferences, limitations, terms and rights associated with the shares of Preferred Stock are described in the attached Exhibit A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: majority vote by written consent

4. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.